April ~~30~~28, 2017

Prospectus

www.kineticsfunds.com

The **Alternative Income** Fund
Advisor Class A (KWIAX)
Advisor Class C (KWICX)

The **Internet** Fund
Advisor Class A (KINAX)
Advisor Class C (KINCX)

The **Global** Fund
Advisor Class A (KGLAX)
Advisor Class C (KGLCX)

The **Paradigm** Fund
Advisor Class A (KNPAX)
Advisor Class C (KNPCX)

The **Medical** Fund
Advisor Class A (KRXAX)
Advisor Class C (KRXCX)

The **Small Cap Opportunities** Fund
Advisor Class A (KSOAX)
Advisor Class C (KSOCX)

The **Market Opportunities** Fund
Advisor Class A (KMKAX)
Advisor Class C (KMKCX)

The **Multi-Disciplinary Income** Fund
Advisor Class A (KMDAX)
Advisor Class C (KMDCX)

Each a series of Kinetics Mutual Funds, Inc.

Kinetics Logo

The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

SUMMARY SECTION ... 1
THE ALTERNATIVE INCOME FUND ... 1
THE INTERNET FUND ... 8
THE GLOBAL FUND ... 14
THE PARADIGM FUND ... 20
THE MEDICAL FUND ... 26
THE SMALL CAP OPPORTUNITIES FUND ... 33
THE MARKET OPPORTUNITIES FUND ... 41
THE MULTI-DISCIPLINARY INCOME FUND ... 49
ADDITIONAL INFORMATION ABOUT THE FUNDS' INVESTMENTS ... 56
THE ALTERNATIVE INCOME FUND ... 56
THE INTERNET FUND ... 57
THE GLOBAL FUND ... 58
THE PARADIGM FUND ... 59
THE MEDICAL FUND ... 60
THE SMALL CAP OPPORTUNITIES FUND ... 61
THE MARKET OPPORTUNITIES FUND ... 62
THE MULTI-DISCIPLINARY INCOME FUND ... 63
ADDITIONAL INFORMATION ABOUT THE RISKS OF INVESTING IN EACH OF THE FUNDS. 64
PORTFOLIO HOLDINGS INFORMATION ... 72
MANAGEMENT OF THE FUNDS AND THE PORTFOLIOS ... 72
VALUATION OF FUND SHARES ... 74
HOW TO PURCHASE SHARES ... 76
HOW TO REDEEM SHARES ... 78
EXCHANGE PRIVILEGE ... 81
DISTRIBUTIONS AND TAXES ... 83
DISTRIBUTION OF SHARES ... 86
DESCRIPTION OF ADVISOR CLASSES ... 87
UNIQUE CHARACTERISTICS OF THE FUND STRUCTURE ... 89
COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ... 90
DESCRIPTION OF INDEXES ... 90
FINANCIAL HIGHLIGHTS ... 91
APPENDIX A ... A-1

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THE PARADIGM FUND

Investment Objective

The investment objective of the Paradigm Fund is long-term growth of capital.

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy and hold shares of the Paradigm Fund. You may qualify for sales charge discounts for Advisor Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in Advisor Class A shares of the Kinetics Funds. More information about these and other discounts is available from your financial professional and in the sections titled "Description of Advisor Classes" beginning on page 84 of the Fund's prospectus, in Appendix A to this Prospectus - Financial Intermediary Sales Charge Variations, and "Purchasing Shares" beginning on page 56 of the Fund's statement of additional information.

Fee Table[(1)]

SHAREHOLDER FEES (fees paid directly from your investment)	Advisor Class A	Advisor Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption price, whichever is less)	None	1.00%
Redemption Fee (as a percentage of amount redeemed on shares held for 30 days or less, if applicable)	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class A	Advisor Class C
Management Fees[(1)]	1.25%	1.25%
Distribution and Service (Rule 12b-1) Fees[(2)]	0.50%	1.00%
Other Expenses	0.25%	0.25%
Total Annual Fund Operating Expenses	2.00%	2.50%
Less: Fee Waiver[(3)]	-0.11%	-0.11%
Net Annual Fund Operating Expenses	1.89%	2.39%

(1) This table and the example below reflect the aggregate expenses of the Paradigm Fund and the Paradigm Portfolio. The management fees paid by the Paradigm Fund reflect the proportionate share of fees allocated to the Paradigm Fund from the Paradigm Portfolio.

(2) The Board of Directors (the "Board") of Kinetics Mutual Funds, Inc. has approved a Rule 12b-1 Plan, which allows the Fund to pay as compensation up to an annual rate of 0.50% and 0.75% of the average daily net asset value ("NAV") of Advisor Class A shares and Advisor Class C shares, respectively, to the distributor or other qualified recipients under the Plan. In addition, the Board has approved a Shareholder Servicing Plan for Advisor Class A shares and Advisor Class C shares which would provide for an annual shareholder servicing fee equal to 0.25% of the average daily net assets attributable to Advisor Class A shares and Advisor Class C shares. At the present time, the Fund is assessing, 0.25% and 0.75% of the distribution fees for Advisor Class A shares and Advisor Class C shares, respectively, and is assessing 0.25% of the shareholder servicing fees for Advisor Class A shares and Advisor Class C shares.

(3) Kinetics Asset Management LLC, the investment adviser to the Paradigm Portfolio of the Kinetics Portfolio Trust (the "Investment Adviser"), has agreed to waive management fees and reimburse Fund expenses so that Net Annual Fund Operating Expenses do not exceed 1.89% and 2.39%, excluding acquired fund fees and expenses ("AFFE"), for Advisor Class A shares and Advisor Class C shares, respectively. These waivers and reimbursements are in effect until May 1, 2018, and may not be terminated without the approval of the Board.

Example. This Example is intended to help you compare the cost of investing in the Paradigm Fund with the cost of investing in other mutual funds. This Example assumes that you invest $10,000 in the Paradigm Fund for the time periods indicated and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Paradigm

Fund's operating expenses remain the same (taking into account the expense limitation only in the first year). Although your actual costs may be higher or lower, based on these assumptions your cost for the Paradigm Fund would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class A (if you redeem your shares at the end of the period)	$756	$1,156	$1,581	$2,760
Advisor Class C (if you redeem your shares at the end of the period)	$342	$768	$1,321	$2,828
Advisor Class C (if you do **not** redeem your shares at the end of the period)	$242	$768	$1,321	$2,828

Portfolio Turnover. The Paradigm Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Paradigm Portfolio's, and therefore the Paradigm Fund's, performance. During the most recent fiscal year, the Paradigm Portfolio's portfolio turnover rate was 2% of the average value of its portfolio.

Principal Investment Strategy

The Paradigm Fund is a non-diversified fund that invests all of its investable assets in the Paradigm Portfolio, a series of Kinetics Portfolios Trust. Under normal circumstances, the Paradigm Portfolio invests at least 65% of its net assets in common stocks, convertible securities, warrants, and other equity securities having the characteristics of common stocks (such as American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and International Depositary Receipts ("IDRs")) of U.S. and foreign companies, including up to 100% in emerging markets, and in exchange-traded funds ("ETFs"). The Paradigm Portfolio will invest in companies that the Investment Adviser believes are undervalued, that have, or are expected to soon have, high returns on equity and that are well positioned to reduce their costs, extend the reach of their distribution channels and experience significant growth in their assets or revenues. The Paradigm Portfolio will carry out its investment strategy by regarding the investments as representing fractional ownership in the underlying companies' assets. This will allow the Paradigm Portfolio, and therefore the Paradigm Fund, to attempt to achieve its investment objective by acting as a classic value investor seeking high returns on equity, an intrinsic characteristic of the investment, not a reappraisal of a company's stock value by the market, an external factor. The Paradigm Portfolio may also purchase and write options for hedging purposes and/or direct investment.

The Paradigm Portfolio may invest up to 20% of its total assets in convertible and non-convertible debt securities rated below investment grade, also known as junk bonds, or unrated securities which the Investment Adviser has determined to be of comparable quality.

The Investment Adviser selects portfolio securities by evaluating a company's positioning and traditional business lines as well as its ability to expand its activities or achieve competitive advantage in cost/profitability and brand image leveraging. The Investment Adviser also considers a company's fundamentals by reviewing its balance sheets, corporate revenues, earnings and dividends. The Paradigm Portfolio may invest in companies of any size, including small and medium-size companies. Additionally, the Paradigm Portfolio may participate in securities lending arrangements up to 33-1/3% of the securities in its portfolio with brokers, dealers, and financial institutions (but not individuals) in order to increase the return on its portfolio.

Sell decisions are generally triggered by either adequate value being achieved, as determined by the Investment Adviser, or by an adverse change in a company's operating performance or a deterioration of the company's business model. A sell trigger may also occur if the Investment Adviser discovers a new investment opportunity that it believes is more compelling and represents a greater risk reward profile than other investment(s) held by the Paradigm Portfolio.

Appendix A

Financial Intermediary Sales Charge Variations

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from a Fund or through a financial intermediary. Specific intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or CDSC waivers, which are discussed below. In all instances, it is the shareholder's responsibility to notify the Fund or the shareholder's financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. For waivers and discounts not available through a particular intermediary listed below, shareholders will have to purchase Fund shares directly from a Fund or through another intermediary to receive ~~these~~ Fund imposed waivers or discounts. Please see "Description of Advisor Classes" starting on page 84 of this Prospectus for information about such waivers and discounts.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch")

Shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following sales charge waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in the Funds' Prospectuses or SAI.

Front-end Sales Charge Waivers on Class A Shares available at Merrill Lynch

The front-end sales charge on Advisor Class A shares of the Funds available through Merrill Lynch are waived for the following purchases:

- Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the plan is a group plan (more than one participant), the shares are not held in a commission-based brokerage account and shares are held in the name of the plan through an omnibus account.
- Shares purchased by or through a 529 Plan
- Shares purchased through a Merrill Lynch affiliated investment advisory program
- Shares purchased by third party investment advisors on behalf of their advisory clients through Merrill Lynch's platform
- Shares of funds purchased through the Merrill Edge Self-Directed platform
- Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the Kinetics Mutual Funds family)
- Shares exchanged from Class C shares of the same fund in the month of or following the 10-year anniversary of the purchase date
- Employees and registered representatives of Merrill Lynch or its affiliates and their family members
- Directors or Trustees of the Fund, and employees of the Funds' investment adviser or any of its affiliates, as described in this Prospectus
- Shares purchased from the proceeds of redemptions within the same Kinetics Mutual Funds family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement)

CDSC Waivers on Advisor Class A and Advisor Class C Shares available at Merrill Lynch

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- Death or disability of the shareholder
- Shares sold as part of a systematic withdrawal plan as described in the Funds' Prospectus
- Return of excess contributions from an IRA Account
- Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70½
- Shares sold to pay Merrill Lynch fees but only if the transaction is initiated by Merrill Lynch
- Shares acquired through a right of reinstatement
- Shares held in retirement brokerage accounts, that are exchanged for a lower cost share class due to transfer to a fee based account or platform (applicable to Advisor Class A and Advisor Class C shares only)

Front-end Sales Charge Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent

- Breakpoints as described in this Prospectus.
- Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser's household at Merrill Lynch. Eligible fund family assets not held at Merrill Lynch may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets
- Letters of Intent (LOI) which allow for breakpoint discounts based on anticipated purchases within the Kinetics Mutual Funds family, through Merrill Lynch, over a 13-month period of time